UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2022

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐           No ☒

Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

March 31, 2022 and December 31, 2021

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

at March 31, 2022 (non-audited) and December 31, 2021

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

I.	Consolidated Interim Statements of Financial Position as of March 31, 2022 (non-audited) and December 31, 2021	1
II.	Consolidated Interim Statements of Income by Function (non-audited)	3
III.	Consolidated Interim Statements of Comprehensive Income (non-audited)	4
IV.	Consolidated Interim Statements of Changes in Equity (non-audited)	5
V.	Consolidated Interim Statements of Direct Cash Flows (non-audited)	6
VI.	Notes to the Consolidated Interim Financial Statements

Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

March 31, 2022 and December 31, 2021

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

as of March 31, 2022 and December 31, 2021

ASSETS	NOTE	03.31.2022	12.31.2021
		CLP (000’s)	CLP (000’s)
Current assets:

Cash and cash equivalents	4	389,737,836	304,312,020
Other financial assets	5	125,533,593	195,470,749
Other non-financial assets	6	27,673,039	14,719,104
Trade and other accounts receivable, net	7	259,856,113	265,490,626
Accounts receivable from related companies	12.1	14,928,239	9,419,050
Inventory	8	205,063,248	191,350,206
Current tax assets	9	10,494,717	10,224,368
Total Current Assets		1,033,286,785	990,986,123

Non-Current Assets:
Other financial assets	5	223,967,988	296,632,012
Other non-financial assets	6	68,726,541	70,861,616
Trade and other receivables	7	187,237	126,464
Accounts receivable from related parties	12.1	98,940	98,941
Investments accounted for under the equity method	14	94,893,523	91,489,194
Intangible assets other than goodwill	15	662,089,516	659,631,543
Goodwill	16	122,588,696	118,042,900
Property, plant and equipment	11	726,834,117	716,379,127
Deferred tax assets	10.2	1,592,933	1,858,727
Total Non-Current Assets		1,900,979,491	1,955,120,524

Total Assets		2,934,266,276	2,946,106,647

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

as of March 31, 2022 and December 31, 2021

LIABILITIES AND EQUITY	NOTE	03.31.2022	12.31.2021
		CLP (000’s)	CLP (000’s)
LIABILITIES
Current Liabilities
Other financial liabilities	17	42,049,153	47,763,039
Trade and other accounts payable	18	314,464,517	327,409,207
Accounts payable to related parties	12.2	64,645,157	56,103,461
Other provisions	19	1,374,157	1,528,879
Tax liabilities	9	52,304,828	30,512,787
Employee benefits current provisions	13	23,146,130	35,012,072
Other non-financial liabilities	20	19,332,442	31,237,834
Total Current Liabilities		517,316,384	529,567,279

Other financial liabilities	17	1,023,059,525	1,041,048,972
Accounts payable	18	1,233,033	256,273
Accounts payable to related companies	12.2	12,699,497	11,557,723
Other provisions	19	62,670,857	55,883,527
Deferred tax liabilities	10.2	165,364,963	168,454,827
Employee benefits non-current provisions	13	14,060,792	14,139,670
Other non-financial liabilities	20	29,140,406	23,784,817
Total Non-current liabilities		1,308,229,073	1,315,125,809

EQUITY	21
Issued capital		270,737,574	270,737,574
Retained earnings		825,225,947	768,116,920
Other reserves		(13,263,801)	37,289,310
Equity attributable to equity holders of the parent		1,082,699,720	1,076,143,804
Non-controlling interests		26,021,099	25,269,755
Total Equity		1,108,720,819	1,101,413,559
Total Liabilities and Equity		2,934,266,276	2,946,106,647

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Income by Function

For the periods ended March 31, 2022 and 2021

		01.01.2022	01.01.2021
	NOTE	03.31.2022	03.31.2021
		CLP (000’s)	CLP (000’s)
Net sales		624,227,678	509,007,243
Cost of sales	25	(378,019,256)	(308,951,272)
Gross Profit		246,208,422	200,055,971
Other income	26	174,492	229,643
Distribution expenses	25	(57,763,526)	(43,052,817)
Administrative expenses	25	(93,026,545)	(77,897,343)
Other expenses	27	(4,002,681)	(3,471,138)
Other (loss) gains	29	-	-
Financial income	28	11,305,460	3,814,467
Financial expenses	28	(13,614,476)	(12,887,291)
Share of profit (loss) of investments in associates accounted for using the equity method	14.3	(512,998)	668,107
Foreign exchange differences		(2,233,683)	121,659
Income by indexation units		(11,894,713)	(4,860,353)
Net income before income taxes		74,639,752	62,720,905
Income tax expense	10.1	(40,426,355)	(19,382,007)
Net income		34,213,397	43,338,898

Net income attributable to
Owners of the controller		32,997,634	42,119,137
Non-controlling interests		1,215,763	1,219,761
Net Income		34,213,397	43,338,898

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the periods ended March 31, 2022 and 2021

	01.01.2022	01.01.2021
	03.31.2022	03.31.2021
	CLP (000’s)	CLP (000’s)
Net Income	34,213,397	43,338,898
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	157,607	(986,805)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(23,236,377)	(18,076,260)
Gain (losses) from cash flow hedges	(43,114,913)	8,085,108
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	(42,554)	266,437

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	2,647,354	12,520,201
Income tax related to cash flow hedges	12,571,353	(2,582,078)
Other comprehensive income, total	(51,017,530)	(773,397)
Total comprehensive income	(16,804,133)	42,565,501
Total comprehensive income attributable to:
Equity holders of the controller	(17,555,477)	40,778,560
Non-controlling interests	751,344	1,786,941
Total comprehensive income	(16,804,133)	42,565,501

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the periods ended March 31, 2022 and 2021 (non-audited)

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash Flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non- controlling interests	Total equity
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Opening balance as of 01.01.2022	270,737,574	(441,580,088)	50,603,698	(4,885,926)	433,151,626	37,289,310	768,116,920	1,076,143,804	25,269,755	1,101,413,559
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	32,997,634	32,997,634	1,215,763	34.213.397
Other comprehensive income	-	(20,120,036)	(30,543,417)	110,342	-	(50,553,111)	-	(50,553,111)	(464,419)	(51.017.530)
Comprehensive income	-	(20,120,036)	(30,543,417)	110,342	-	(50,553,111)	32,997,634	(17,555,477)	751,344	(16.804.133)
Dividends	-	-	-	-	-	-	-	-	-	-
Increase (decrease) from other changes *	-	-	-	-	-	-	24,111,393	24,111,393	-	24,111,393
Total changes in equity	-	(20,120,036)	(30,543,417)	110,342	-	(50,553,111)	57,109,027	6,555,916	751,344	7,307,260

Ending balance as of 03.31.2022	270,737,574	(461,700,124)	20,060,281	(4,775,584)	433,151,626	(13,263,801)	825,225,947	1,082,699,720	26,021,099	1,108,720,819

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash Flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non- controlling interests	Total equity
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Opening balance 01.01.2021	270,737,574	(517,496,486)	(24,719,533)	(4,663,193)	433,151,626	(113,727,586)	654,171,126	811,181,114	20,379,477	831,560,591
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	42,119,137	42,119,137	1,219,761	43,338,898
Other comprehensive income	-	(6,122,645)	5,505,199	(723,131)	-	(1,340,577)	-	(1,340,577)	567,180	(773,397)
Comprehensive income	-	(6,122,645)	5,505,199	(723,131)	-	(1,340,577)		40,778,560	1,786,941	42,565,501
Dividends	-	-	-	-	-	-			-
Increase (decrease) from other changes *	-	-	-	-	-	-	16,352,743	16,352,743	-	16,352,743
Total changes in equity	-	(6,122,645)	5,505,199	(723,131)	-	(1,340,577)	58,471,880	57,131,303	1,786,941	58,918,244

Ending balance as of 03.31.2021	270,737,574	(523,619,131)	(19,214,334)	(5,386,324)	433,151,626	(115,068,163)	712,643,006	868,312,417	22,166,418	890,478,835

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Direct Cash Flows

For the periods ended March 31, 2022 and 2021 (non-audited)

		01.01.2022	01.01.2021
Cash flows provided by (used in) Operating Activities	NOTE	03.31.2022	03.31.2021
		CLP (000’s)	CLP (000’s)
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		916,114,276	707,559,116
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(641,046,097)	(519,235,812)
Payments to and on behalf of employees		(65,682,453)	(58,079,733)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(89,784,952)	(75,964,831)
Dividends received		-	-
Interest payments		(21,671,316)	(20,520,161)
Interest received		3,060,313	3,011,614
Income tax payments		(13,527,145)	(11,075,920)
Other cash movements (tax on bank debits Argentina and others)		4,053,438	(1,370,361)
Cash flows provided by (used in) Operating Activities		91,516,064	24,323,912

Cash flows provided by (used in) Investing Activities
Proceeds from sale of Property, plant and equipment		52,196	3,089
Purchase of Property, plant and equipment		(35,921,307)	(13,367,344)
Purchase of intangible assets		-	-
Payment on forward, term option and financial exchange agreements		-	18,956
Collection on forward, term, option and financial exchange agreements		(1,402,194)	100,937
Sale (purchase) of other current financial assets		68,549,666	(80,463,998)
Net cash flows used in Investing Activities		31,278,361	(93,708,360)

Cash Flows generated from (used in) Financing Activities
Charges for changes in share ownership of subsidiaries
Proceeds (payments) from short term loans		94,860	-
Loan payments		(40,871)	(5,280)
Lease liability payments		(1,301,501)	(827,263)
Dividend payments by the reporting entity		(28,823,063)	(25,841,367)
Placement and payment of public debt		(4,733,979)	(4,308,860)
Net cash flows (used in) generated by Financing Activities		(34,804,554)	(30,982,770)
Net increase in cash and cash equivalents before exchange differences		87,989,871	(100,367,218)
Effects of exchange differences on cash and cash equivalents		1,377,289	(66,167)
Effects of inflation in cash and cash equivalents in Argentina		(3,941,344)	(802,578)
Net increase (decrease) in cash and cash equivalents		85,425,816	(101,235,963)
Cash and cash equivalents – beginning of period	4	304,312,020	309,530,699
Cash and cash equivalents - end of period	4	389,737,836	208,294,736

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

1 – CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (hereinafter “CMF”) and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, Heineken, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of Sao Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Chile expires in January 2023; in Argentina it expires in September 2022; in Brazil it expires in October 2022, and in Paraguay it is currently in the process of being renewed. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

Company management estimates that The Coca-Cola Company will renew the bottling agreements as it has occurred in the past.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 55.25% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on April 26, 2022.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1            Accounting principles and basis of preparation

The Company’s Consolidated Interim Financial Statements for the periods ended March 31, 2022 and December 31, 2021, have been prepared in accordance with International Accounting Standard No. 34 (IAS34) as incorporated into the International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

These Consolidated Interim Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Interim Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of March 31, 2022 and December 31, 2021 and the results of operations for the periods between January 1 and March 31, 2022 and 2021 together with the statements of changes in equity and cash flows for the same periods.

These Consolidated Interim Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2            Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the consolidated statements of income by function from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under “Non-Controlling Interest” and “Earnings attributable to non-controlling interests”, respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		03.31.2022			12.31.2021
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
96.842.970-1	Andina Bottling Investments S.A.	99.9	0.09	99.99	99.9	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	-	99.99	99.99	-	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
77.427.659-9	Re-Ciclar S.A.	60.00	-	60.00	60.00	-	60.00
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	-	99.99	99.99	-	99.99
76.389.720-6	Vital Aguas S.A.	66.50	-	66.50	66.50	-	66.50
93.899.000-k	VJ S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3            Investments in associates

Ownership interest held by the Group in associates are recorded following the equity method. According to the equity method, the investment in an associate is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group’s participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

Associates are all entities over which the Group exercises significant influence but does not have control. Significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

For associates located in Brazil, the financial statements accounted for using the equity method have a one-month lag because their reporting dates are different from those of Embotelladora Andina.

2.4            Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•	Operation in Chile

•	Operation in Brazil

•	Operation in Argentina

•	Operation in Paraguay

2.5            Functional currency and presentation currency

2.5.1         Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional Currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the spot exchange rate in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group’s net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized under comprehensive income).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina’s economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) at March 31, 2022, in accordance with IAS 21 “Effects of foreign currency exchange rate variations”, when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as “Exchange rate differences in the conversion of foreign operations” under other comprehensive income.

Inflation for the periods from January to March 2022 and from January to December 2021 was 13.24% and 50.21%, respectively.

2.5.2         Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.

•	Cash flow income statement are also translated at average exchange rates for each transaction.

•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.

•	The income statement is translated at the closing exchange rate at the financial statements date.

•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.

•	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

2.5.3         Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PYG
03.31.2022	787.98	166.32	7.10	0.113
12.31.2021	844.69	151.36	8.22	0.123

2.6            Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance are charged to expense in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
Other Property, plant and equipment	3-10
Bottles and containers	1-8

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

The Company assesses on each reporting date if there is evidence that an asset may be impaired. The Group estimates the recoverable amount of the asset, if there is evidence, or when an annual impairment test is required for an asset.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

2.7            Intangible assets and Goodwill

2.7.1         Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2         Distribution rights

Distribution rights are contractual rights to produce and/or distribute Coca-Cola brand products and other brands in certain territories in Argentina, Brazil, Chile and Paraguay. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are historically permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3         Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8            Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU).

Regardless of what was stated in the previous paragraph, in the case of CGUs to which capital gains or intangible assets have been assigned with an indefinite useful life, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile;
-	Operation in Argentina;
-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos S.A. associate);
-	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset’s carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual test are:

a)	Discount rate

The discount rate applied in the annual test carried out in 2021 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

2021 Discount rates
Argentina	27.2%
Chile	7.1%
Brazil	9.0%
Paraguay	8.1%

b)	Other assumptions

The financial projections to determine the net present value of the future cash flows of the CGUs are modeled based on the main historical variables and the respective budgets approved by the CGU. In this regard, a conservative growth rate is used, which reaches 4% for the carbonated beverage category and up to 5% for less developed categories such as juices and waters. Beyond the fifth year of projection, growth perpetuity rates are established per operation ranging from a real 0.4% to 0.9% depending on the degree of maturity of the consumption of the products in each operation. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 200 bps as a value in the rate at which future cash flows are discounted to bring them to present value

-	Perpetuity: Increase / Decrease of up to 30 bps in the rate to calculate the perpetual growth of future cash flows

-	EBITDA margin: Increase / Decrease of 150 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2022-2026

In each sensitization scenario of the of the 3 variables mentioned above, no signs of impairment were observed for the Company’s CGUs.

The Company performs the impairment analysis on an annual basis. As a result of the tests conducted as of December 31, 2021, no evidence of impairment was identified in any of the CGUs listed above, assuming conservative EBITDA margin projections and in line with market history.

Despite the deterioration in macroeconomic conditions experienced by the economies of the countries in which operations are carried out and as a result of the pandemic, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model.

No impairment indicators have been identified during the 2022 period.

2.9            Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1         Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

The classification is based on two criteria: (a) the Group’s business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent “solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”). According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI).

The subsequent classification and measurement of the Group’s financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group’s instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group’s consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

2.9.2         Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group’s financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group’s financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3 Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and

-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10 Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1 Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences.” When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2 Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under “Other income and losses”. The fair value of these derivatives is recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of the date of these financial statements, the Company had no implicit derivatives.

2.10.3 Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or

-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position. The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:   Quote values (unadjusted) in active markets for identical assets or liabilities

Level 2:   Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable

Level 3:   Valuation techniques for which the lowest level variable used, which is significant for the calculation, is not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the periods using Level 2.

2.11            Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12            Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component, less the provision of expected credit losses. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13            Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments.

2.14            Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15            Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Interim Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

The Group offsets deferred tax assets and liabilities if and only if it has legally recognized a right to offset against the tax authority the amounts recognized in those items; and intends to settle the resulting net debts, or to realize the assets and simultaneously settle the debts that have been offset by them.

2.16            Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.17            Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.18            Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities).

This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor.

2.19            Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that would be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

This liability is presented under Other current financial liabilities since the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.20            Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the good provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.21            Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.22            Dividend distribution

Dividend distribution to Company shareholders is recorded as a liability in the Company’s Consolidated Interim Financial Statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law, unless otherwise agreed in the respective meeting, by the unanimity of the issued shares.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of General Shareholders’ Meeting.

2.23            Critical accounting estimates and judgments

In preparing the Consolidated Interim Financial Statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.23.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. On an annual basis and close to each fiscal year end discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.23.2 Fair Value of Assets and Liabilities

IFRS require in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.23.3 Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e., by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.23.4 Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.23.5 Contingency liabilities

Provisions for litigation and other contingencies are recognized when the Company has a current obligation (legal or implied) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling the legal claim are included in the measurement of the provision.

Provisions are reviewed at the end of each reporting period and are adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not imply the recognition of a provision. Legal costs expected to be incurred in defending the legal claim are recognized in profit or loss when incurred.

2.24.1	New Standards, Interpretations and Amendments for annual periods beginning on or after January 1, 2022.

Amendments to IFRS which have been issued and are effective from January 1, 2022, are detailed below.

	Amendments	Date of application
IFRS 3	Reference to the Conceptual Framework	January 1, 2022
IAS 16	Property, Plant and Equipment — Proceeds before Intended Use	January 1, 2022
IAS 37	Onerous Contracts—Cost of Fulfilling a Contract	January 1, 2022

IFRS 3 Reference to the Conceptual Framework

In May 2020, the IASB issued amendments to IFRS 3 Business Combinations – Reference to the Conceptual Framework. These amendments are intended to replace the reference to an earlier version of the IASB Conceptual Framework (1989 Framework) with a reference to the current version issued in March 2018 without significantly changing its requirements.

The amendments shall be effective for periods beginning on or after January 1, 2022 and should be applied retrospectively. Early application is permitted if, at the same time or before, an entity also applies all amendments contained in the amendments to the Conceptual Framework References of the IFRS Standards issued in March 2018.

The amendments provide consistency in financial information and avoid potential confusion by having more than one version of the Conceptual Framework in use.

IAS 16 Property, Plant and Equipment — Proceeds before Intended Use

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss for the period, pursuant to applicable standards.

The amendment shall be effective for periods beginning on or after January 1, 2022.

IAS 37 Onerous Contracts—Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities, and Contingent Assets to specify the costs an entity needs to include when assessing whether a contract is onerous, or it generates losses.

The amendment shall be effective for periods beginning on or after January 1, 2022. The amendment should be applied retrospectively to existing contracts at the beginning of the annual reporting period in which the entity first applies the amendment (date of initial application). Early application is permitted and must be disclosed.

The amendments are intended to provide clarity and help ensure consistent implementation of the standard. Entities that previously applied the incremental cost approach will see an increase in provisions to reflect the inclusion of costs directly related to contract activities, while entities that previously recognized contractual loss provisions using the guidance to the previous standard, IAS 11 Construction Contracts, should exclude the allocation of indirect costs from their provisions.

The Company assessed that the amendments described above do not have a significant impact.

2.24.2 New Accounting Standards, Interpretations and Amendments with effective application for annual periods beginning on or after January 1, 2022.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards.

	Standards and Interpretations	Mandatory application date
IFRS 17	Insurance Contracts	January 1, 2023

IFRS 17 - Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a new accounting standard for insurance contracts that covers recognition, measurement, presentation and disclosure. Once effective, it will replace IFRS 4 Insurance Contracts issued in 2005. The new rule applies to all types of insurance contracts, regardless of the type of entity issuing them, as well as certain guarantees and financial instruments with certain characteristics of discretionary participation. Some exceptions within the scope may be applied.

IFRS 17 will be effective for periods starting on or after January 1, 2023, with comparative figures required. Early application is permitted, provided that the entity applies IFRS 9 Financial Instruments, on or before the date on which IFRS 17 is first applied.

Amendments to IFRS that have been issued to become effective in the near future are detailed below.

	Amendments	Date of application
IAS 1	Disclosure of Accounting Policies	January 1, 2023
IAS 1	Classification of liabilities as current or non-current	January 1, 2023
IFRS 10 and IAS 28	Consolidated Interim Financial Statements - sale or contribution of assets between an investor and its associate or joint venture	To be determined
IAS 12	Deferred taxes regarding assets and liabilities that arise from a single transaction	January 1, 2023
IAS 8	Definition of Accounting estimate	January 1, 2023

IAS 1 Presentation of Financial Statements – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making materiality judgements, providing guidance and examples to help entities apply relative importance judgements to accounting policy disclosures.

Amendments have the purpose of helping entities provide disclosure on accounting policies that are more useful by:

●	Replacing the requirement for entities to disclose “significant” accounting policies with the requirement to disclose its “material” accounting policies.

●	Include guidance on how entities apply the concept of materiality indecision-making on the disclosure of accounting policies.

On assessing the relative importance of the accounting policy information, entities should consider both the size of the transaction as well as other events and conditions and the nature of these transaction.

The amendment is effective for annual periods beginning on January 1, 2023. Early application of IAS 1 amendments is allowed as long as it is disclosed.

IAS 1 Presentation of Financial Statements - Classification of liabilities as current or non-current

In June 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify requirements for the classification of liabilities as current or non-current.

The amendments are effective for periods beginning on or after January 1, 2022. Entities should carefully consider whether there are any aspects of the amendments suggesting that the terms of their existing loan agreements should be renegotiated. In this context, it is important to stress that amendments must be implemented retrospectively.

IFRS 10 Consolidated Interim Financial Statements and IAS 28 Investments in Associates and Joint Ventures – sale or contribution of assets between an investor and its associate or joint venture

Amendments to IFRS 10 Consolidated Interim Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between IFRS 10 requirements and IAS 28 (2011) requirements in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments, issued in September 2014, state that when the transaction involves a business (whether it is in a subsidiary or not) all gains, or losses generated are recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The mandatory implementation date of these amendments is yet to be determined because the IASB is awaiting the results of its research project on accounting according to the equity method of accounting. These amendments must be applied retrospectively, and early adoption is allowed, which must be disclosed.

The amendment will be effective for annual periods beginning on January 1, 2023.

IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12, narrowing the scope of the initial recognition exception pursuant to IAS 12, so that it is no longer applied to transactions giving rise to equal amounts of taxable and deductible temporary differences.

The amendments clarify that when liability settlement payments are deductible for tax purposes, it is a judgement call (having considered the applicable tax legislation) if those deductions are attributable to tax effects on liabilities recognized in the financial statements (and interest expenses) or to the related asset component (and interest expenses). This judgment is important in determining if temporary differences exist in the initial recognition of the asset and liability.

Likewise, pursuant to the issued amendments, the exception in the initial recognition does not apply to transactions that, upon initial recognition, give rise to equal taxable and deductible temporary differences. It only applies when recognizing a lease asset and a lease liability (or a dismantling liability and a dismantling asset component) give rise to taxable and deductible temporary differences that are not equal. However, it is possible that the resulting deferred tax assets and liabilities may not be the same (e.g., if the entity cannot benefit from the tax deductions or if the tax rates applied are different from the taxable and deductible temporary differences). In those cases, an entity would need to account for the difference between the deferred tax asset and liability in the P&L.

The amendment will be effective for annual periods beginning on January 1, 2023.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8, incorporating a new definition for “accounting estimates”. The amendments clarify the distinction between changes to accounting estimates and changes to accounting policies and error correction. Also, they clarify how entities use input and measurement techniques to develop accounting estimates.

The amended standard clarifies that the effects of accounting estimates, resulting from a change in the input or a change in the measurement technique are considered as changes in accounting estimates, as long as these did not result from error corrections of previous periods. The previous definition of a change in accounting estimate specified that the changes in accounting estimates could result from new information or new developments. Therefore, said changes are not considered error corrections.

The amendment will be effective for annual periods beginning on January 1, 2023.

The Company will perform an impact assessment of the above described amendments once they become effective.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

●	Operation in Chile

●	Operation in Brazil

●	Operation in Argentina

●	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company’s operations by segment according to IFRS is as follows:

For the period ended March 31, 2022	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Revenues from ordinary activities	290,996,690	152,350,585	128,510,463	53,127,005	(757,065)	624,227,678
Cost of sales	(190,351,841)	(78,314,193)	(81,850,876)	(28,259,411)	757,065	(378,019,256)
Distribution expenses	(23,949,483)	(21,112,857)	(9,678,706)	(3,022,480)	-	(57,763,526)
Administrative expenses	(41,479,768)	(23,904,170)	(20,598,273)	(7,044,334)	-	(93,026,545)
Sub-total Operating income	35,215,598	29,019,365	16,382,608	14,800,780	-	95,418,351
Financial income	6,296,939	2,804,502	1,986,058	217,961	-	11,305,460
Financial costs	(6,868,355)	(51,176)	(6,694,945)	-	-	(13,614,476)
Net financial costs	(571,416)	2,753,326	(4,708,887)	217,961	-	(2,309,016)
Share of entity in income of associates accounted for using the equity method, total	599,540	-	(1,112,538)	-	-	(512,998)
Income tax expense	(24,883,732)	(11,543,937)	(2,208,148)	(1,790,538)	-	(40,426,355)
Oher income (expenses)	(10,985,226)	(4,582,024)	(2,486,520)	97,185	-	(17,956,585)
Net income of the segment reported	(625,236)	15,646,730	5,866,515	13,325,388	-	34,213,397

Depreciation and amortization	9,764,128	6,980,738	6,306,148	2,907,586	-	25,958,600

Current assets	643,385,604	125,960,392	192,040,606	71,900,183	-	1,033,286,785
Non-current assets	706,019,468	208,304,086	729,449,624	257,206,313		1,900,979,491
Segment assets, total	1,349,405,072	334,264,478	921,490,230	329,106,496	-	2,934,266,276

Carrying amount in associates accounted for using the equity method, total	53,317,889	-	41,575,634	-	-	94,893,523

Segment disbursements of non-monetary assets	18,574,682	5,779,746	7,277,794	4,289,085	-	35,921,307

Current liabilities	274,445,455	93,373,582	119,947,298	29,550,049	-	517,316,384
Non-current liabilities	747,428,420	18,026,587	526,779,157	15,994,909	-	1,308,229,073
Segment liabilities, total	1,021,873,875	111,400,169	646,726,455	45,544,958	-	1,825,545,457

Cash flows (used in) provided by in Operating Activities	37,394,656	35,633,798	(1,655,891)	20,143,501	-	91,516,064
Cash flows (used in) provided by Investing Activities	48,624,986	(5,779,746)	(7,277,794)	(4,289,085)	-	31,278,361
Cash flows (used in) provided by Financing Activities	(33,966,263)	(124,000)	(714,291)	-	-	(34,804,554)

For the period ended March 31, 2021	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Revenues from ordinary activities	229,439,220	102,591,906	136,815,401	40,725,014	(564,298)	509,007,243
Cost of sales	(144,529,047)	(51,638,750)	(92,071,911)	(21,275,862)	564,298	(308,951,272)
Distribution expenses	(18,634,220)	(14,492,976)	(7,659,689)	(2,265,932)	-	(43,052,817)
Administrative expenses	(34,299,012)	(19,568,144)	(18,101,911)	(5,928,276)	-	(77,897,343)
Sub-total Operating income	31,976,941	16,892,036	18,981,890	11,254,944	-	79,105,811
Financial income	1,876,543	1,085,816	758,306	93,802	-	3,814,467
Financial costs	(7,005,052)	(96,245)	(5,785,994)	-	-	(12,887,291)
Net financial costs	(5,128,509)	989,571	(5,027,688)	93,802	-	(9,072,824)
Share of entity in income of associates accounted for using the equity method, total	517,693	-	150,414	-	-	668,107
Income tax expense	(8,107,062)	(6,033,479)	(4,046,039)	(1,195,427)	-	(19,382,007)
Oher income (expenses)	(4,310,671)	(2,116,539)	(2,288,231)	735,252	-	(7,980,189)
Net income of the segment reported	14,948,392	9,731,589	7,770,346	10,888,571	-	43,338,898

Depreciation and amortization	9,605,166	5,462,853	5,370,630	2,380,083	-	22,818,732

Current assets	505,959,382	71,656,841	133,476,775	61,860,805	-	772,953,803
Non-current assets	642,148,490	150,696,315	614,854,255	249,443,405		1,657,142,465
Segment assets, total	1,148,107,872	222,353,156	748,331,030	311,304,210	-	2,430,096,268

Carrying amount in associates accounted for using the equity method, total	51,339,445	-	34,718,504	-	-	86,057,949

Segment disbursements of non-monetary assets	1,716,644	5,693,472	3,445,796	2,511,432	-	13,367,344

Current liabilities	159,781,068	50,481,727	66,241,192	26,407,709	-	302,911,696
Non-current liabilities	746,861,687	11,502,025	462,419,332	15,922,693	-	1,236,705,737
Segment liabilities, total	906,642,755	61,983,752	528,660,524	42,330,402	-	1,539,617,433

Cash flows (used in) provided by in Operating Activities	2,426,113	8,085,253	(2,188,711)	16,001,257	-	24,323,912
Cash flows (used in) provided by Investing Activities	(82,057,660)	(5,693,472)	(3,445,796)	(2,511,432)	-	(93,708,360)
Cash flows (used in) provided by Financing Activities	(30,102,749)	(170,994)	(602,792)	(106,235)	-	(30,982,770)

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Cash	481,625	503,687
Bank balances	85,690,089	94,472,637
Other fixed rate instruments	303,566,122	209,335,696
Cash and cash equivalents	389,737,836	304,312,020

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash.. There are no restrictions for significant amounts available to cash.

By currency	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
USD	14,445,217	13,640,823
EUR	2,098,590	2,838,102
ARS	47,711,990	22,425,407
CLP	226,037,974	176,278,025
PYG	47,395,720	32,856,836
BRL	52,048,345	56,272,827
Cash and cash equivalents	389,737,836	304,312,020

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Current		Non-current
Other financial assets	03.31.2022	12.31.2021	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Financial assets measured at amortized cost (1)	125,527,502	194,509,044	3,478,322	1,216,865
Financial assets at fair value (2)	6,091	961,705	206,772,292	281,337,127
Other financial assets measured at amortized cost (3)	-	-	13,717,374	14,078,020
Total	125,533,593	195,470,749	223,967,988	296,632,012

(1)	Financial instrument that does not meet the definition of cash equivalents as defined in Note 2.13.

(2)	Market value of hedging instruments. See details in Note 22.

(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products and its distribution rights, which are framed in the purchase of the “AdeS” brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current		Non-current
Other non-financial assets	03.31.2022	12.31.2021	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Prepaid expenses	16,885,734	7,860,112	1,245,958	1,254,775
Tax credit remainder (1)	1,647,691	2,022,493	(a) 49,346,588	(a) 52,746,937
Judicial deposits	-	-	16,606,775	15,259,876
Others (2)	9,139,614	4,836,499	1,527,220	1,600,028
Total	27,673,039	14,719,104	68,726,541	70,861,616

(1)	(a) In November 2006, Rio de Janeiro Refrescos Ltda. (“RJR”) filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 101,948 million (CLP 92,783 million at December 2021) (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019. In addition, the company acknowledged the indirect costs (attorneys’ fees, consulting, auditing, indirect taxes and other obligations) resulting from the recognition of the right acquired in court, totaling BRL 175 million.

The payment of income tax occurs when liquidating the credit, therefore the respective deferred tax liability recorded was CLP 24,614 million (BRL 148 million). Amounts already offset until March 31, 2022 were CLP 58,042 million (BRL 349 million).

Companhia de Bebidas Ipiranga (“CBI”) acquired in September 2013, also filed a court order No. 0014022-71.2000.4.03.6102 in order to recognize the same issue as the one previously described for RJR. In September 2019, the ruling favoring CBI became final, allowing the recovery of the amounts overpaid from September 12, 1989 to December 1, 2013 (date when CBI was incorporated by RJR). CBI’s credit will be generated in the name of RJR, however, pursuant to the contractual clause (“Subscription Agreement for Shares and Exhibits”), as soon as collected by RJR, this payment should be immediately paid to former CBI shareholders (supervention favoring former CBI shareholders). Based on supporting documents found, for the August 1993-November 2013 period, the amount of credits related to this process have been calculated and totaled CLP 27,275 million (BRL 164 million, of which BRL 80 million corresponds to capital and BRL 84 million correspond to interest and monetary restatement), from this amount, CLP 1,164 million (BRL 7 million) must be deducted from indirect taxes, thus generating an account payable to former shareholders for CLP 25,944 million (CLP 23,612 million at December 2021) (BRL 156 billion) and a government receivables related to credits for that same amount. It is worth mentioning that for the September 1989-July 1993 period, the Company did not account the credit due to the lack of supporting documents.

In addition, RJR has an associate called Sorocaba Refrescos SA (“Sorocaba”), where it has a 40% shareholding in the capital, which also filed a court order seeking recognition of the right to the same issue as RJR’s action. On June 13, 2019, the ruling favoring Sorocaba became final, allowing the recovery of the amounts overpaid from July 5, 1992 until the date on which the decision became final. As of December 31, 2021, the impacts were recognized in RJR’s result from its ownership in Sorocaba, totaling CLP 6,703 million (BRL 49 million, of which BRL 28 million correspond to capital and BRL 21 million correspond to interest and monetary restatement). In addition, the company recognized indirect costs (attorneys’ fees, consulting, auditing, indirect taxes, and other obligations) resulting from the recognition of the right acquired in court, totaling CLP 1,663 million (CLP 1,513 million at December 2021) (BRL 10 million).

Income tax payment occurs upon credit settlement, with that the respective deferred tax liability recorded was CLP 2,162 million (CLP 1,967 million at December 2021) (BRL 13 million).

(2)	Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Current		Non-current
Trade debtors and other accounts receivable, Net	03.31.2022	12.31.2021	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	190,039,140	205,466,469	36,605	42,726
Other debtors	67,308,130	55,281,501	150,632	83,738
Other accounts receivable	2,508,843	4,742,656	-	-
Total	259,856,113	265,490,626	187,237	126,464

	Current		Non-current
Trade debtors and other accounts receivable, Gross	03.31.2022	12.31.2021	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	194,709,001	210,175,775	36,605	42,726
Other debtors	67,308,130	55,281,501	150,632	83,738
Other accounts receivable	2,512,457	4,744,721	-	-
Total	264,529,588	270,201,997	187,237	126,464

The stratification of the portfolio is as follows:

Current trade debtors without impairment impact	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Less than one month	170,763,303	195,325,587
Between one and three months	15,892,610	6,843,836
Between three and six months	1,715,583	1,808,425
Between six and eight months	1,987,413	2,235,866
Older than eight months	4,386,697	4,004,787
Total	194,745,606	210,218,501

The Company has approximately 282,200 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 67,100 in Chile, 87,400 in Brazil, 65,800 in Argentina and 61,900 in Paraguay.

The movement in the allowance for expected credit losses is presented below:

	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Opening balance	4,711,371	6,795,663
Increase (decrease)	148,702	1,697,887
Provision reversal	(187,506)	(3,832,220)
Increase (decrease) for changes of foreign currency	906	50,041
Sub – total movements	(37,898)	(2,084,292)
Ending balance	4,673,473	4,711,371

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Raw materials (1)	83,144,938	86,914,422
Finished goods	97,913,430	81,461,680
Spare parts and supplies	24,170,387	23,063,797
Work in progress	311,484	109,467
Other inventories	3,429,965	3,358,474
Obsolescence provision (2)	(3,906,956)	(3,557,634)
Total	205,063,248	191,350,206

The cost of inventory recognized as cost of sales amounts to CLP 337,253,794 thousand and CLP 275,069,875 thousand as of March 31, 2022 and 2021, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Tax credits	10,494,717	10,224,368
Total	10,494,717	10,224,368

The composition of current tax accounts payable is the following:

	Current		Non-current
Tax liabilities	03.31.2022	12.31.2021	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Income tax expense	52,304,828	30,512,787	-	-
Total	52,304,828	30,512,787	-	-

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1            Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	03.31.2022	03.31.2021
	CLP (000’s)	CLP (000’s)
Current income tax expense	(29,328,938)	(17,863,246)
Current tax adjustment previous period	-	-
Foreign dividends tax withholding expense	(11,452,370)	(2,087,885)
Other current tax expense (income)	-	-
Current income tax expense	(40,781,308)	(19,951,131)
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	354,953	569,124
Expense (income) for deferred taxes	354,953	569,124
Total income tax expense	(40,426,355)	(19,382,007)

The distribution of national and foreign tax expenditure is as follows:

Income taxes	03.31.2022	03.31.2021
	CLP (000’s)	CLP (000’s)
Current taxes
Foreign	(11,104,776)	(11,946,550)
National	(29,676,532)	(8,004,581)
Current tax expense	(40,781,308)	(19,951,131)
Deferred taxes
Foreign	(4,437,847)	671,606
National	4,792,800	(102,482)
Deferred tax expense	354,953	569,124
Income tax expense	(40,426,355)	(19,382,007)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	03.31.2022	03.31.2021
	CLP (000’s)	CLP (000’s)
Net income before taxes	74,639,752	62,720,905
Tax expense at legal rate (27.0%)	(20,152,733)	(16,934,644)
Effect of tax rate in other jurisdictions	(150,239)	747,006
Permanent differences:
Non-taxable revenues	(14,497,786)	7,107,504
Non-deductible expenses	(972,240)	(699,910)
Tax effect on excess tax provision in previous periods	1,079	(2,042)
Tax effect of price-level restatement for Chilean companies	(4,615,698)	(2,642,576)
Subsidiaries tax withholding expense and other legal tax debits and credits	(38,738)	(6,957,345)
Adjustments to tax expense	(20,123,383)	(3,194,369)
Tax expense at effective rate	(40,426,355)	(19,382,007)
Effective rate	54.2%	30.9%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rate
Country	2022	2021
Chile	27.0%	27.0%
Brazil	34.0%	34.0%
Argentina	35.0%	35.0%
Paraguay	10.0%	10.0%

10.2            Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	03.31.2022		12.31.2021
Temporary differences	Assets	Liabilities	Assets	Liabilities
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Property, plant and equipment	6,153,398	51,271,637	5,944,185	52,435,301
Obsolescence provision	1,623,876	-	1,696,051	-
ICMS exclusion credit	-	3,641,116	-	4,925,230
Employee benefits	1,799,013	94,347	3,163,172	115,828
Provision for severance indemnity	268,099	407,394	271,789	271,367
Tax loss carry forwards (1)	4,145,241	-	4,292,863	698
Tax goodwill Brazil	-	4,893,903	-	3,126,125
Contingency provision	32,473,129	-	30,216,275	-
Foreign Exchange differences (2)	6,641,484	-	7,165,844	-
Allowance for doubtful accounts	650,511	-	638,484	-
Assets and liabilities for placement of bonds	-	1,894,060	-	2,081,271
Lease liabilities	1,882,378	-	1,781,922	-
Inventories	376,696	-	652,669	-
Distribution rights	-	155,040,982	-	151,228,739
Hedge derivatives	-	-	-	-
Prepaid income	6,145,669	-	1,711,461	-
Spare parts	-	3,571,130	-	3,374,376
Intangibles	130	5,515,534	130	5,440,229
Others	5,628,637	5,230,188	4,194,697	5,326,478
Subtotal	67,788,261	231,560,291	61,729,542	228,325,642
Total assets and liabilities net	1,592,933	165,364,963	1,858,727	168,454,827

(1)	Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. Tax losses have no expiration date in Chile.

(2)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency that for tax purposes are recognized when incurred.

Deferred tax account movements are as follows:

Movement	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Opening balance	166,596,100	151,743,678
Increase (decrease) in deferred tax	(4,704,495)	4,507,688
Increase (decrease) due to foreign currency translation*	1,880,425	10,344,734
Total movements	(2,824,070)	14,852,422
Ending balance	163,772,030	166,596,100

*IAS 29 effects due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Construction in progress	59,192,724	56,280,594
Land	103,116,197	101,286,107
Buildings	315,188,803	306,300,748
Plant and equipment	622,337,972	613,537,377
Information technology equipment	29,578,837	29,470,242
Fixed installations and accessories	60,609,648	61,264,172
Vehicles	61,412,629	56,346,552
Leasehold improvements	313,181	322,036
Rights of use (1)	73,295,827	69,616,828
Other properties, plant and equipment (2)	390,257,439	383,403,363
Total Property, plant and equipment, gross	1,715,303,257	1,677,828,019

Accumulated depreciation of Property, plant and equipment	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Buildings	(106,819,882)	(102,957,623)
Plant and equipment	(450,703,730)	(443,885,822)
Information technology equipment	(24,357,945)	(23,857,025)
Fixed installations and accessories	(38,421,443)	(38,165,051)
Vehicles	(40,099,912)	(37,161,952)
Leasehold improvements	(233,500)	(208,747)
Rights of use (1)	(50,868,689)	(45,962,853)
Other properties, plant and equipment (2)	(276,964,039)	(269,249,819)
Total accumulated depreciation	(988,469,140)	(961,448,892)

Total Property, plant and equipment, net	726,834,117	716,379,127

(1) For adoption of IFRS 16, See details of underlying assets in Note 11.1

(2) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Bottles	36,270,667	36,546,377
Marketing and promotional assets (market assets)	54,417,686	55,210,620
Other Property, plant and equipment	22,605,047	22,396,547
Total	113,293,400	114,153,544

11.1            Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance at 01.01.2022	56,280,594	101,286,107	203,343,125	169,651,555	5,613,217	23,099,121	19,184,600	113,289	114,153,544	23,653,975	716,379,127
Additions	12,752,649	-		2,349,116	35,071	-	258,483	-	8,462,459	-	23,857,778
Right-of use additions	-	-	-	-	-	-	-	-	-	433,294	433,294
Disposals	-	-	(18,069)	(11,388)	(2,152)	-	-	-	(690,887)	(289,815)	(1,012,311)
Transfers between items of Property, plant and equipment	(11,090,008)	-	1,662,619	2,736,336	153,286	45,883	2,277,933	356	4,213,595	-	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(1,945,235)	(8,138,266)	(538,225)	(772,951)	(1,167,898)	(14,430)	(10,118,820)	-	(22,695,825)
Amortization	-	-	-	-	-	-	-	-	-	(2,306,326)	(2,306,326)
Increase (decrease) due to foreign currency translation differences	1,257,952	1,830,090	5,292,655	1,466,305	(40,302)	(183,849)	766,873	7,453	(948,065)	936,234	10,385,346
Other increase (decrease) (2)	(8,463)	-	33,826	3,580,584	(3)	1	(7,274)	(26,987)	(1,778,426)	(224)	1,793,034
Total movements	2,912,130	1,830,090	5,025,796	1,982,687	(392,325)	(910,916)	2,128,117	(33,608)	(860,144)	(1,226,837)	10,454,990
Ending balance al 03.31.2022	59,192,724	103,116,197	208,368,921	171,634,242	5,220,892	22,188,205	21,312,717	79,681	113,293,400	22,427,138	726,834,117

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Constructions and buildings	4,319,128	(2,377,100)	1,942,028
Plant and Equipment	45,740,341	(30,298,878)	15,441,463
IT Equipment	1,033,116	(834,296)	198,820
Motor vehicles	12,561,368	(7,955,627)	4,605,741
Others	9,641,874	(9,402,788)	239,086
Total	73,295,827	(50,868,689)	22,427,138

Lease liabilities interest expenses at the closing of the period reached CLP 489,196 thousand.

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance at 01.01.2021	34,194,083	94,321,726	180,916,878	145,790,203	4,878,307	17,647,892	16,410,784	59,142	90,020,253	21,337,277	605,576,545
Additions	61,100,226	-	3,708,881	19,025,057	1,428,080	12,068	171,420	8,738	47,426,736	-	132,881,206
Right-of use additions	-	-	-	-	-	-	-	-	-	9,070,997	9,070,997
Disposals	(74,476)	-	(276,312)	(277,845)	(3,896)	(11)	(9,573)	-	(3,156,795)	-	(3,798,908)
Transfers between items of Property, plant and equipment	(39,845,790)	-	4,370,826	21,182,049	751,603	606,279	4,771,885	88,345	8,074,803	-	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(7,862,888)	(32,058,439)	(2,219,235)	(3,700,948)	(4,054,092)	(51,774)	(43,651,397)	-	(93,598,773)
Amortization	-	-	-	-	-	-	-	-	-	(8,386,063)	(8,386,063)
Increase (decrease) due to foreign currency translation differences	6,513,216	6,964,382	21,941,520	23,364,406	658,167	3,080,061	2,264,353	8,840	16,399,966	1,759,346	82,954,257
Other increase (decrease) (2)	(5,606,665)	(1)	544,220	(7,373,876)	120,191	5,453,780	(370,177)	(2)	(960,022)	(127,582)	(8,320,134)
Total movements	22,086,511	6,964,381	22,426,247	23,861,352	734,910	5,451,229	2,773,816	54,147	24,133,291	2,316,698	110,802,582
Ending balance al 12.31.2021	56,280,594	101,286,107	203,343,125	169,651,555	5,613,217	23,099,121	19,184,600	113,289	114,153,544	23,653,975	716,379,127

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Constructions and buildings	4,042,921	(2,140,590)	1,902,331
Plant and Equipment	43,450,544	(27,325,328)	16,125,216
IT Equipment	997,458	(750,993)	246,465
Motor vehicles	12,171,762	(7,065,299)	5,106,463
Others	8,954,143	(8,680,643)	273,500
Total	69,616,828	(45,962,853)	23,653,975

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1            Accounts receivable:

					03.31.2022		12.31.2021
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	9,446,271	-	3,870,800	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	18,406	98,940	62,756	98,941
Foreign	Coca-Cola de Argentina	Director related	Argentina	ARS	350,830	-	2,490,194	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	406,234	-	166,813	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	617,305	-	155,264	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	1,266,947	-	1,266,871	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	2,375,960	-	934,350	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	339,894	-	371,907	-
76.140.057-6	Monster	Associate	Chile	CLP	97,602	-	87,865	-
79.826.410-9	Guallarauco	Associate	Chile	CLP	8,790	-	12,230	-
Total					14,928,239	98,940	9,419,050	98,941

12.2            Accounts payable:

					03.31.2022		12.31.2021
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	27,492,504	-	19,134,864	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	18,813,156	12,699,497	13,770,200	11,557,723
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	7,211,914	-	7,609,951	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	2,426,911	-	9,893,495	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	179,087	-	577,723	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	2,831,317	-	2,173,901	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	601,780	-	367,186	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	378,718	-	378,718	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	595,966	-	277,708	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	4,065,144	-	1,858,682	-
Foreign	Monster Energy Argentina S.A.	Shareholder related	Argentina	PYG	-	-	2,365	-
Foreign	Monster Energy Company – U.S.A.	Shareholder related	Argentina	PYG	48,660	-	58,668	-
Total					64,645,157	12,699,497	56,103,461	11,557,723

12.3            Transactions:

Taxpayer ID	Company	Relationship	Country	Transaction description	Currency	Accumulated 03.31.2022	Accumulated 12.31.2021
						CLP (000’s)	CLP (000’s)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of concentrate	CLP	47,399,130	174,892,744
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of advertising services	CLP	-	3,290,184
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Water source lease	CLP	1,478,327	4,727,676
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	1,021,448	1,720,061
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Minimum dividend	CLP	35,474	35,474
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	7,463,038	17,713,063
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	8,391,801	24,883,194
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	CLP	-	153,142
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	412,234	1,325,941
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of services and others	CLP	16,351	1,430
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	CLP	2,793,601	7,625,273
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging/raw materials	CLP	4,049,238	11,939,711
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of finished products	CLP	20,093,641	59,018,653
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of services and others	CLP	67,977	359,739
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of inputs and materials	CLP	242,315	523,958
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	378,718	339,562
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of fixed asset	CLP	-	357,000
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Dividend distribution	CLP	-	541,188
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	1,212,641	4,220,323
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of inputs and materials	CLP	80,259	265,503
94.627.000-8	Parque Arauco S.A.	Director related	Chile	Lease of space	CLP	24,291	69,151
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Purchase of concentrate	BRL	19,109,861	69,785,833
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursement and other purchases	BRL	98	100,072
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Purchase of concentrate	ARS	35,623,886	129,275,444
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights, prizes and other	ARS	776,519	3,230,351
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising participation	ARS	-	5,201,881
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	16,043	21,180
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	861,017	293,677
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	BRL	287,609	2,667,326
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Sale of products	CLP	162,868	269,688
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Purchase of products	CLP	-	18,695
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	114,890	442,566
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	1,080,967	4,436,600
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of commissions and services	ARS	940,699	2,973,907
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Purchase of products	ARS	38,363	11,658
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	24,093	2,736,529
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	13,089	6,210
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	3,251,801	8,937,506
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	341,410	11,183
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of raw materials	CLP	9,071,232	4,519,948
96.633.550-5	Sinea S.A.	Director related	Chile	Purchase of raw materials	CLP	-	2,294,594
97.036.000-K	Banco Santander Chile.	Director/Manager/Executive	Chile	Purchase of services	CLP	404	1,852,076
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda	Affiliated company	Brazil	Purchase of products	BRL	562,164	1,571,632

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	03.31.2022	03.31.2021
	CLP (000’s)	CLP (000’s)
Executive wages, salaries and benefits	3,595,729	3,332,065
Director allowances	390,000	348,000
Total	3,985,729	3,680,065

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Accrued vacation	17,080,201	18,630,043
Participation in profits and bonuses	5,437,248	15,538,771
Severance indemnity	14,689,473	14,982,928
Total	37,206,922	49,151,742

	CLP (000’s)	CLP (000’s)
Current	23,146,130	35,012,072
Non-current	14,060,792	14,139,670
Total	37,206,922	49,151,742

13.1	Severance indemnities

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Opening balance	14,982,928	14,086,575
Service costs	382,185	(8,917)
Interest costs	375,614	1,672,491
Actuarial variations	(229,612)	1,216,808
Benefits paid	(821,642)	(1,984,029)
Total	14,689,473	14,982,928

13.1.1	Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	03.31.2022	12.31.2021
Discount rate	2.30%	-0.05%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.68%	7.68%
Mortality rate	RV-2014	RV-2014
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2	Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Wages and salaries	57,247,940	46,884,676
Employee benefits	13,859,880	11,336,211
Severance benefits	1,444,839	926,265
Other personnel expenses	5,628,478	4,199,596
Total	78,181,137	63,346,748

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1            Description

Investments in associates are accounted for using the equity method. Investments in associates are detailed as follows:

			Functional	Investment value		Ownership interest
TAXPAYER ID	Name	Country	currency	03.31.2022	12.31.2021	03.31.2022	12.31.2021
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	22,703,827	21,863,790	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	56,497	11,359,597	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	1,233,610	1,107,007	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	26,345,529	51,615	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	11,613,481	24,258,224	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	BRL	2,326,516	2,192,920	7.52%	7.52%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	30,614,063	30,656,041	35.00%	35.00%
Total				94,893,523	91,489,194

(1)	In Envases CMF S.A., regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

Envases CMF S.A.

Chilean entity whose corporate purpose is to manufacture and sell plastic material products and beverage bottling and packaging services. The business relationship is to supply plastic bottles, preforms and caps to Coca-Cola bottlers in Chile.

Leão Alimentos e Bebidas Ltda.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates. Invest in other companies. The business relationship is to produce non-carbonated products for Coca-Cola bottlers in Brazil.

Kaik Participações Ltda.

Brazilian entity whose corporate purpose is to invest in other companies with its own resources.

SRSA Participações Ltda.

Brazilian entity whose corporate purpose is the purchase and sale of real estate investments and property management, supporting the business of Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Sorocaba Refrescos S.A.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates, in addition to investing in other companies. It has commercial relationship with Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Trop Frutas do Brasil Ltda.

Brazilian entity whose corporate purpose is to manufacture, commercialize and export natural fruit pulp and coconut water. The business relationship is to produce products for Coca-Cola bottlers in Brazil.

Coca-Cola del Valle New Ventures S.A.

Chilean entity whose corporate purpose is to manufacture, distribute and commercialize all kinds of juices, waters and beverages in general. The business relationship is to produce waters and juices for Coca-Cola bottlers in Chile.

14.2       Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Opening balance	91,489,194	87,956,354
Dividends received	-	(3,236,541)
Share in operating income	(314,491)	4,041,118
Amortization unrealized income in associates	-	(435,884)
Other increase (decrease) in investments in associates+	3,718,820	3,164,147
Ending balance	94,893,523	91,489,194

*Mainly due to foreign exchange rates

The main movements are explained below:

•	Dividends declared in 2021 correspond to Sorocaba Refrescos S.A., Envases CMF S.A. and Coca-Cola del Valle New Ventures S.A.

•	In 2021 it was identified that for the brand Verde Campo (Trop Frutas do Brasil Ltda.) the recoverable value would be R$ 21.8 million, an amount below the book value recorded, proportionally impacting the result of Andina Brazil according to its participation (for more information see Note 2.8).

14.3       Reconciliation of share of profit in investments in associates:

Description	03.31.2022	03.31.2021
	CLP (000’s)	CLP (000’s)
Equity value on income of associates	(314,491)	970,999
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(198,507)	(193,443)
Amortization goodwill in the sale of fixed assets of Envases CMF S.A.	-	21,317
Amortization goodwill preferred rights CCDV S.A.	-	(130,766)
Income statement balance	(512,998)	668,107

14.4        Summary financial information of associates:

At March 31, 2022

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Short term assets	62,835,275	25,882,341	64,695	22,688	71,397,636	17,033,054	28,599,019
Long term assets	42,585,515	93,299,567	10,833,228	323,224	53,661,877	37,099,265	74,950,235
Total assets	105,420,790	119,181,908	10,897,923	345,912	125,059,513	54,132,319	103,549,254
Short term liabilities	45,430,093	18,423,955	-	204,668	13,015,445	10,360,448	9,288,980
Long term liabilities	14,583,045	34,978,492	31	-	9,738,039	20,512,530	6,791,858
Total liabilities	60,013,138	53,402,447	31	204,668	22,753,484	30,872,979	16,080,838
Total Equity	45,407,651	65,779,461	10,897,892	141,244	102,306,028	23,259,341	87,468,416
Total revenue from ordinary activities	25,701,070	13,580,897	107,771	137,918	7,409,099	6,807,905	6,572,843
Earnings before taxes	2,302,074	450,693	107,771	137,918	(1,404,992)	(718,318)	(308,247)
Earnings after taxes	1,680,074	384,058	107,771	137,918	(1,392,214)	(666,777)	(24,429)
Other comprehensive income	-	9,406,355	-	-	(68,693)	(45,196,839)	-
Total comprehensive income	-	9,790,413	107,771	137,918	(1,460,907)	(45,863,616)	-

Reporting date (See Note 2.3)	03.31.2022	02.28.2022	02.28.2022	02.28.2022	02.28.2022	02.28.2022	02.28.2022

At December 31, 2021:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Short term assets	72,400,404	19,468,334	-	20,648	68,192,154	16,765,435	29,227,758
Long term assets	42,875,230	92,639,217	9,779,486	294,662	50,034,496	33,021,014	75,706,352
Total assets	115,275,634	112,107,551	9,779,486	315,310	118,226,650	49,786,449	104,934,110
Short term liabilities	57,080,891	21,255,566	-	186,266	12,991,480	10,009,915	10,181,664
Long term liabilities	14,467,165	34,960,269	28	-	6,489,944	18,294,787	7,164,058
Total liabilities	71,548,056	56,215,834	28	186,266	19,481,425	28,304,702	17,345,722
Total Equity	43,727,578	55,891,716	9,779,458	129,043	98,745,226	21,481,747	87,588,388
Total revenue from ordinary activities	77,805,312	(25,164,499)	204,624	126,016	94,169,579	35,224,230	46,509,329
Earnings before taxes	7,347,219	4,518,371	204,624	126,016	2,876,850	(31,042,731)	2,306,620
Earnings after taxes	5,509,658	2,573,415	204,624	126,016	1,556,223	(37,324,877)	2,869,945
Other comprehensive income	-	2,363,061	-	-	49,784	30,547,925	-
Total comprehensive income	-	4,936,476	-	-	1,606,007	(6,776,952)	-

Reporting date (See Note 2.3)	12.31.2021	11.30.2021	11.30.2021	11.30.2021	11.30.2021	11.30.2021	12.31.2021

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	March 31, 2022			December 31, 2021
	Gross	Accumulated	Net	Gross	Accumulated	Net
Description	Value	Amortization	Value	Value	Amortization	Value
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Distribution rights (1)	652,820,815	(3,991,435)	648,829,380	650,411,156	(3,896,827)	646,514,329
Software	45,559,926	(32,352,042)	13,207,884	44,084,900	(31,019,938)	13,064,962
Others	509,957	(457,705)	52,252	509,957	(457,705)	52,252
Total	698,890,698	(36,801,182)	662,089,516	695,006,013	(35,374,470)	659,631,543

(1)	Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

The distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test, Such distribution rights have an indefinite useful life and are not subject to amortization, except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	303,926,999	303,973,971
Brazil (Rio de Janeiro, Espírito Santo, Ribeirão Preto and investments in Sorocaba and Leão Alimentos e Bebidas Ltda.) *	173,801,997	158,175,979
Paraguay	168,396,347	181,675,993
Argentina (North and South)	2,704,037	2,688,386
Total	648,829,380	646,514,329

* On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company’s long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September, 2021 Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.

The movement and balances of identifiable intangible assets are detailed as follows:

	January 1 to March 31, 2022				January 1 to December 31, 2021
	Distribution				Distribution
Description	Rights	Others	Software	Total	Rights	Others	Software	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance	646.514.329	52.252	13.064.962	659.631.543	596.365.737	975	8.147.453	604.514.165
Additions	-	-	1.041.804	1.041.804	5.773.560	-	6.998.593	12.772.153
Amortization	(46.972)	-	(909.477)	(956.449)	(152.644)	-	(2.637.823)	(2.790.467)
Other increases (decreases) (1)	2.362.023	-	10.595	2.372.618	44.527.676	51.277	556.739	45.135.692
Ending balance	648.829.380	52.252	13.207.884	662.089.516	646.514.329	52.252	13.064.962	659.631.543

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

Cash Generating Unit	01.01.2022	Foreign currency translation differences where functional currency is different from presentation currency	03.31.2022
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	61,851,449	6,009,394	67,860,843
Argentine operation	39,976,392	(899,885)	39,076,507
Paraguayan operation	7,712,036	(563,713)	7,148,323
Total	118,042,900	4,545,796	122,588,696

Cash Generating Unit	01.01.2021	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	56,001,413	5,850,036	61,851,449
Argentine operation	27,343,642	12,632,750	39,976,392
Paraguayan operation	6,477,515	1,234,521	7,712,036
Total	98,325,593	19,717,307	118,042,900

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	03.31.2022	12.31.2021	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank loans (Note 17.1.1 - 2)	7,778	26,617	4,000,000	4,000,000
Bonds payable, net[1] (Note 17.2)	16,045,983	25,383,339	992,686,580	1,020,661,942
Bottle guaranty deposits	13,679,824	13,402,885	-	-
Derivative contract liabilities (Note 17.3)	4,546,776	758,663	10,588,990	-
Lease liabilities (Note 17.4.1 - 2)	7,768,792	8,191,535	15,783,955	16,387,030
Total	42,049,153	47,763,039	1,023,059,525	1,041,048,972

1 Amounts net of issuance expenses and discounts related to issuance.

The fair value of financial assets and liabilities is presented below:

Current	Book value 03.31.2022	Fair value 03.31.2022	Book value 12.31.2021	Fair value 12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Cash and cash equivalent (2)	389,737,836	389,737,836	304,312,020	304,312,020
Other financial assets (1)	6,091	6,091	961,705	961,705
Trade debtors and other accounts receivable (2)	259,856,113	259,856,113	265,490,626	265,490,626
Accounts receivable related companies (2)	14,928,239	14,928,239	9,419,050	9,419,050
Bank liabilities (2)	7,778	88,414	26,617	111,992
Bonds payable (2)	16,045,983	17,201,129	25,383,339	26,774,799
Bottle guaranty deposits (2)	13,679,824	13,679,824	13,402,885	13,402,885
Forward contracts liabilities (see Note 22) (1)	4,546,776	4,546,776	758,663	758,663
Leasing agreements (2)	7,768,792	7,768,792	8,191,535	8,191,535
Accounts payable (2)	314,464,517	314,464,517	327,409,207	327,409,207
Accounts payable related companies (2)	64,645,157	64,645,157	56,103,461	56,103,461

Non-current	03.31.2022	03.31.2022	12.31.2021	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Other financial assets (1)	209,033,750	209,033,750	281,337,127	281,337,127
Non-current accounts receivable (2)	187,237	187,237	126,464	126,464
Accounts receivable related companies (2)	98,940	98,940	98,940	98,940
Bank liabilities (2)	4,000,000	3,680,817	4,000,000	4,056,753
Bonds payable (2)	992,686,580	984,973,823	1,020,661,942	1,041,841,338
Leasing agreements (2)	15,783,955	15,783,955	16,387,030	16,387,030
Non-current accounts payable (2)	1,233,033	1,233,033	256,273	256,273
Derivative contracts liabilities (see Note 22) (1)	10,588,990	10,588,990	-	-

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade and Other Accounts Receivable, Accounts Receivable, Bottle Guarantee Deposits and Trade Accounts Payable, and Other Accounts Payable present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1.1 Bank liabilities, current

									Maturity		Total
Indebted entity			Creditor entity				Type of	Nominal	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	03.31.2022	12.31.2021
									CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	26,617	-	7,778	26,617
Total											7,778	26,617

17.1.2 Bank liabilities, non-current

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	03.31.2022
									CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
													Total	4,000,000

17.1.3 Bank liabilities, non-current previous year

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	more than 2	more than 3	more than 4	more than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	up to 3 years	up to 4 years	up to 5 years	years	12.31.2021
									CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
													Total	4,000,000

17.1.4 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2       Bond obligations

On January 21, 2020, the Company issued corporate bonds on the international market for USD 300 million with a 30-year maturity, with a bullet structure and an annual interest rate of 3.950%. In parallel, derivatives (Cross Currency Swaps) covering 100% of the financial obligations of the bond that are denominated in US dollars have been contracted re-denominating that liability to UF.

	Current		Non-current		Total
Composition of bonds payable	03.31.2022	12.31.2021	03.31.2022	12.31.2021	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bonds face value [1]	16,917,743	26,103,215	999,059,207	1,027,864,462	1,015,976,950	1,053,967,677

17.2.1            Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market and bonds in U.S. dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

		Current					Current		Non-current
	Series	nominal amount	Adjustment unit	Interest rate	Final maturity	Interest payment	03.31.2022	12.31.2021	03.31.2022	12.31.2021
Bonds							CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration 254 06.13.2001	B	1,389,336	UF	6.5%	12-01-2026	Semiannually	9,675,339	8,769,787	35,334,864	34,515,188
CMF Registration 641 08.23.2010	C	1,363,636	UF	4.0%	08-15-2031	Semiannually	4,530,005	4,853,856	36,775,335	38,035,317
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	583,940	1,737,109	126,910,960	123,966,960
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	294,703	1,151,467	95,183,230	92,975,229
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09-25-2039	Semiannually	83,348	1,316,202	180,848,118	176,652,918
Bonds USA 2023 10.01.2013	-	365,000,000	US$	5.0%	10-01-2023	Semiannually	-	3,853,898	287,612,700	308,311,850
Bonds USA 2050 01.01.2021	-	300,000,000	US$	3.95%	01-21-2050	Semiannually	1,750,408	4,420,896	236,394,000	253,407,000
						Total	16,917,743	26,103,215	999,059,207	1,027,864,462

1 Gross amounts do not consider discounts related to issuance.

17.2.2 Non-current maturities

		Year of maturity				Total Non-
	Series	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5	current 03.31.2022
		CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration 254 06.13.2001	B	9,314,110	9,919,527	10,564,295	5,536,933	35,334,865
CMF Registration 641 08.23.2010	C	4,326,510	4,326,510	4,326,510	23,795,805	36,775,335
CMF Registration 760 08.20.2013	D	-	-	-	126,910,960	126,910,960
CMF Registration 760 04.02.2014	E	-	-	-	95,183,229	95,183,229
CMF Registration 912 10.10.2018	F	-	-	-	180,848,118	180,848,118
Bonds USA	-	287,612,700	-	-	-	287,612,700
Bonds USA 2	-	-	-	-	236,394,000	236,394,000
Total		301,253,320	14,246,037	14,890,805	668,669,045	999,059,207

17.2.3 Market rating

The bonds issued on the Chilean market had the following rating:

AA	:	ICR Compañía Clasificadora de Riesgo Ltda. rating

AA	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	Standard&Poors Global Ratings

BBB+	:	Fitch Ratings Inc.

17.2.4            Restrictions

17.2.4.1            Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.4.2 Restrictions regarding bonds placed in the local market.

The following financial information was used for calculating restrictions:

03.31.2022
CLP (000’s)
Average net financial debt last 4 quarters	318,818,012
Net financial debt	343,064,957
Unencumbered assets	2,699,265,832
Total unsecured liabilities	1,618,727,231
EBITDA LTM	400,921,963
Net financial expenses last 12 months	42,451,247

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Income by Function”.

Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 0.80 times.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio is 1.67 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Income by Function”.

Consolidated Net Financial Liabilities” will be considered as the result of: /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 0.80 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of the date of these financial statements, this ratio was 1.67 times.

•	Maintain a level of “Net Financial Coverage” greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer’s EBITDA of the last 12 months and the issuer’s Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer’s financial debt account accounted for under “Financial Costs”; and interest income associated with the issuer’s cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of the date of these financial statements, Net Financial Coverage was 9.44 times.

Restrictions to bond lines registered in the Securities Registrar under number 760, series D and E.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Results by Function”.

Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 0.80 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.67 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

Restrictions to bond lines registered in the Securities Registrar under number 912, series F.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Results by Function”.

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the sum of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 0.80 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable. Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position. The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.67 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of March 31, 2022 and December 31, 2021 the Company complies with all financial covenants.

17.3 Derivative contract obligations

Please see details in Note 22.

17.4.1 Current liabilities for leasing agreements

								Maturity		Total
Indebted entity		Creditor entity				Amortization	Nominal	Up to	90 days up to	at	at
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	90 days	1 year	03.31.2022	12.31.2021
								CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	236,124	753,243	989,367	873,321
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	52,094	112,034	164,128	180,136
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	67,193	175,617	242,810	267,752
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	76,225	238,159	314,384	289,409
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	34,884	104,652	139,536	148,347
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	-	-	-	24,779
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	181,510	245,552	427,062	486,793
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	32,475	97,426	129,901	138,103
VJ S.A.	Chile	93.899.000-k	De Lage Landen Chile S.A.	Chile	USD	Linear	12.16%	127,386	390,712	518,098	558,872
Vital Aguas S.A.	Chile	76.389.720-6	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Linear	7.50%	278,181	552,966	831,147	1,107,139
Envases Central S.A.	Chile	96.705.990-0	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Linear	5.56%	588,916	1,794,690	2,383,606	2,364,977
Paraguay Refrescos S.A.	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	62,229	49,492	111,721	185,345
Transportes Polar S.A.	Chile	96.928.520-7	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	26,567	26,567	101,950
Embotelladora Andina S.A.	Chile	91.144.000-8	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	-	-	-	13,997
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	70,216	209,767	279,983	274,063
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.08%	96,337	289,127	385,464	376,446
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	204,035	620,983	825,018	800,106
								Total		7,768,792	8,191,535

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

17.4.2 Non-current liabilities for leasing agreements

							Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	2 years	3 years	4 years	5 years	5 years	03.31.2022
								CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,117,985	1,263,323	1,427,555	1,613,137	3,882,660	9,304,660
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	72,645	78,202	84,185	82,815	265,874	583,721
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	76,393	19,891	-	-	-	96,284
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	298,282	296,523	208,855	24,863	32,021	860,544
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	-	279,072	-	186,047	-	465,119
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	181,101	-	-	-	181,101
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	48,677	-	-	-	48,677
VJ S.A.	Chile	Foreign	De Lage Landen Chile S.A.	Chile	USD	Monthly	12.16%	1,072,376	-	-	-	-	1,072,376
Transportes Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	-	530,101	-		-	530,101
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	219,581	-	37,845	-	257,426
Transportes Andina Refrescos Ltda	Chile	77.526.480-2	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.08%	-	64,274	-		-	64,274
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	-	1,722,967	-	596,705	-	2,319,672
												Total	15,783,955

17.4.3 Non-current liabilities for leasing agreements (previous year)

							Maturity
Indebted entity		Creditor entity				Type of	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2021
								CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	986,852	1,115,143	1,260,112	1,423,926	3,917,596	8,703,629
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	64,906	69,872	75,217	80,971	256,055	547,021
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	115,321	28,670	-	-	-	143,991
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	276,248	269,864	249,693	29,102	27,331	852,238
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	-	86,276	-	-	-	86,276
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	296,693	-	234,882	-	531,575
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	86,139	-	-	-	86,139
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	1,343,457	-	-	-	-	1,343,457
Vital Aguas S.A.	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Monthly	8.20%	602,887	-	-	-	-	602,887
Envases Central S.A.	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	Monthly	9.00%	-	541,264	-	44,696	-	585,960
Paraguay Refrescos S.A.	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	-	212,945	-	64,460	-	277,405
Transportes Polar S.A.	Chile	76.413.243-2	Cons Inmobe Inversiones Limitada	Chile	UF	Monthly	2.89%	-	156,942	-	-	-	156,942
Embotelladora Andina S.A.	Chile	76.178.360-2	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	-	1,670,939	-	798,571	-	2,469,510
												Total	16,387,030

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Classification	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Current	314,464,517	327,409,207
Non-current	1,233,033	256,273
Total	315,697,550	327,665,480

Item
	CLP (000’s)	CLP (000’s)
Trade accounts payable	241,559,821	248,163,428
Withholding tax	51,503,821	54,812,365
Others	22,633,908	24,689,687
Total	315,697,550	327,665,480

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1            Balances

The composition of provisions is as follows:

Description	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Litigation (1)	64,045,014	57,412,406
Total	64,045,014	57,412,406

Current	1,374,157	1,528,879
Non-current	62,670,857	55,883,527
Total	64,045,014	57,412,406

(1)	Correspond to the provision made for the probable losses of tax, labor and commercial contingencies, based on the opinion of our legal advisors, according to the following detail:

Description (see note 23.1)	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Tax contingencies	31,362,927	28,673,105
Labor contingencies	10,353,789	9,502,630
Civil contingencies	22,328,298	19,236,671
Total	64,045,014	57,412,406

19.2            Movements

The movement of principal provisions over litigation is detailed as follows:

Description	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Opening balance at January 1st	57,412,406	50,070,273
Additional provisions	52,232	948,632
Increase (decrease) in existing provisions	1,989,579	5,903,714
Used provision (payments made charged to the provision)	(475,435)	(3,717,687)
Reversal of unused provision	-	(788,215)
Increase (decrease) due to foreign exchange rate differences	5,066,232	4,995,689
Total	64,045,014	57,412,406

20 – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

	Current		Non-current
Description	03.31.2022	12.31.2021	03.31.2022		12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)		CLP (000’s)
Dividends payable	182,423	29,020,899	-		-
Others (1)	19,149,816	2,216,935	29,140,405	(1)	23,784,817
Total	19,332,239	31,237,834	29,140,405		23,784,817

(1)	Other non-current corresponds mainly to accounts payable to former shareholders of Companhia de Bebidas Ipiranga (“CBI”). See Note 6 for further information.

21 – EQUITY

21.1 Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2022	2021
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1 Capital:

	Paid-in and subscribed capital
Series	2022	2021
	CLP (000’s)	CLP (000’s)
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2        Rights of each series:

•	Series A: Elects 12 of the 14 Directors.

•	Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2	Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders’ Meeting held in April 2022, shareholders agreed to pay out of the 2021 earnings a final dividend additional to the 30% required by Chile’s Law on Corporations and an eventual final dividend, which will be paid on April 26, 2022.

In accordance with the provisions of Circular No. 1.945 of the Commission for the Financial Market (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as cumulative gains whose distribution is conditional on their future realization.

The dividends declared and/or paid per share are presented below:

Periods approved - paid		Dividend type	Profits imputable to dividends	CLP Series A	CLP Series B
12-21-2021	01-28-2022	Interim	2021 Earnings	29.00	31.90

21.3	Other reserves

The balance of other reserves includes the following:

Concept	03.31.2022	03.31.2021
	CLP (000’s)	CLP (000’s)
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(461,700,124)	(523,619,131)
Cash flow hedge reserve	20,060,281	(19,214,334)
Reserve for employee benefit actuarial gains or losses	(4,775,584)	(5,386,324)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	6,014,568
Total	(13,263,801)	(115,068,163)

21.3.1        Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2        Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3        Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4        Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5        Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method, Translation reserves are detailed as follows:

Description	03.31.2022	03.31.2021
	CLP (000’s)	CLP (000’s)
Brazil	(137,570,010)	(224,701,112)
Argentina	(324,336,438)	(302,041,641)
Paraguay	206,324	3,123,622
Total	(461,700,124)	(523,619,131)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Description	03.31.2022	03.31.2021
	CLP (000’s)	CLP (000’s)
Brazil	29,877,379	(21,043,720)
Argentina	(29,640,210)	(10,709,239)
Paraguay	(20,357,205)	25,630,314
Total	(20,120,036)	(6,122,645)

21.4           Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
	Ownership %		Equity		Income
			March	March	March	March
Description	2022	2021	2022	2021	2022	2021
			CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Embotelladora del Atlántico S.A.	0.0171	0.0171	35,642	26,121	2,586	1,637
Andina Empaques Argentina S.A.	0.0209	0.0209	3,743	2,540	68	102
Paraguay Refrescos S.A.	2.1697	2.1697	6,152,544	5,836,028	289,126	236,254
Vital S.A.	35.0000	35.0000	8,490,832	8,408,686	430,028	232,646
Vital Aguas S.A.	33.5000	33.5000	2,336,812	2,065,535	298,778	149,192
Envases Central S.A.	40.7300	40.7300	6,055,338	5,827,508	313,067	599,930
Re-Ciclar S.A. (*)	40.0000	-	2,946,188	-	(117,890)	-
Total			26,021,099	22,166,418	1,215,763	1,219,761

(*) Re-Ciclar is a company incorporated in September 2021 whose purpose is to produce recycled resin for the Coca-Cola system and third parties. Non-controlling interest reaches 40.0%.

21.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	03.31.2022
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	15,713,292	17,284,342	32,997,634
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	33.20	36.52	34.86

Earnings per share	03.31.2021
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	20,056,901	22,062,236	42,119,137
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	42.38	46.62	44.50

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps (“CCS”), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of the date of these financial statements, the Company holds the following derivative instruments:

22.1           Accounting recognition of cross currency swaps

Cross Currency Swaps, associated with local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 9,684,791 (UF 9,752,973 in 2021), to convert those obligations to CLP.

These contracts were valued at fair value, yielding a net asset at the closing date of the financial statements of CLP 54,977,987 thousand (CLP 34,239,224 thousand in 2021) which is presented in Other non-current financial assets. Maturity dates of derivative contracts are distributed throughout 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A.)

At the closing date of these financial statements, the Company maintains derivative contracts to secure US Dollar public bond obligations of USD 360 million due in 2023, to convert such obligations into Brazilian Real. In addition, derivative contracts amounting to USD 300 million are held to convert such obligation into Unidades de Fomento (UF - CLP re-adjustable by the Consumer Price Index) due in 2050. The valuation of the first contract at its fair value generates an asset of CLP 151,794,305 thousand as of the closing date of these financial statements (CLP 192,844,908 thousand as of December 31, 2021), while the valuation of the second contract at its fair value generates an asset of CLP 54,977,987 thousand at the closing date of these financial statements (CLP 54,252,995 thousand liability at December 31, 2021).

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars are absorbed by the amounts recognized under comprehensive income.

22.2           Forward currency transactions expected to be very likely

During 2022 and 2021, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e., closing forward instruments in USD/ARS, USD/BRL, USD/CLP and USD/GYP. As of March 31, 2022, outstanding contracts amount to USD 78.8 million (USD 70.2 million as of December 31, 2021).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

Fair value hierarchy

At the closing date of these financial statements, the Company held assets for derivative contracts for CLP 206,778,383 thousand (CLP 282,298,832 thousand as of December 31, 2021) and held liabilities for derivative contracts for CLP 15,135,766 thousand (CLP 758,663 thousand as of December 31, 2021). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:	Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurement at March 31, 2022
	Quoted prices in active markets for
	identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Assets
Current assets
Other current financial assets	-	6,091	~~-~~	6,091
Other non-current financial assets	-	206,772,292	~~-~~	206,772,292
Total assets	-	206,778,383	-	206,778,383

Liabilities
Other current financial liabilities	-	4,546,776	-	4,546,776
Other non-current financial liabilities	-	10,588,990	-	10,588,990
Total Liabilities	-	15,135,766	-	15,135,766

	Fair Value Measurement at December 31, 2021
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Assets
Current and non-current assets
Other current financial assets	-	961,705	~~-~~	961,705
Other non-current financial assets	-	281,337,127	~~-~~	281,337,127
Total assets	-	282,298,832	-	282,298,832

Liabilities
Current and non-current liabilities
Other current financial liabilities	-	758,663	-	758,663
Other non-current financial liabilities	-	-	-	-
Total liabilities	-	758,663	~~-~~	758,663

23 – LITIGATION AND CONTINGENCIES

23.1           Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,751,728 thousand (CLP 1,917,657 thousand as of December 31, 2021). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 239,081 thousand to guaranty judicial liabilities.

2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 60,919,129 thousand (CLP 53,965,870 thousand as of December 31, 2021). Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees amounted to CLP 26,104,645 thousand (CLP 23,502,962 thousand as of December 31, 2021).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,580,874,402, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.64%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 2,961,250,028 as of the date of these financial statements.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that it was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 716,029,849 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 141,942,479.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 428,705,060 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 504,250,904, as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,335,811 thousand (CLP 1,487,509 thousand as of December 31, 2021). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 38,346 thousand (CLP 41.370 thousand as of December 31, 2021). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2            Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets recognized in the financial statements:

			Committed assets		Accounting value
Guaranty Creditor	Debtor name	Relationship	Guaranty	Type	03.31.2022	12.31.2021
					CLP (000’s)	CLP (000’s)
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	88,711	86,416
Cooperativa Agricola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Cash	Other non-current financial assets	1,216,865	1,216,865
Mall Plaza	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	272,585	290,890
Serv.Nacional Aduanas	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	17,336	18,583
Metro S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	33,790	24,335
Parque Arauco S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade accounts and other accounts receivable	129,132	126,136
Several retail	Vending	Subsidiary	Cash	Trade accounts and other accounts receivable	53,307	63,792
Several retail	Transportes Refrescos	Subsidiary	Cash	Trade accounts and other accounts receivable	639	628
Several retail	Transportes Polar	Subsidiary	Cash	Trade accounts and other accounts receivable	22,235	69,745
Workers’ claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,970,165	6,057,282
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,177,573	6,562,747
Governmental entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, plant and equipment	11,956,907	10,882,933
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	142	164
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	213	247
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	152	176
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,925	2,230
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	15,669	18,153
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	634	734
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	97,999	113,530
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,278	1,480
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	204	237
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,734	2,009
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	795	922
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	89,004	103,110
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	15,971	18,502
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,839	3,289
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,775	2,056
Jose Luis Kreitzer, Alexis Beade Y Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,029	8,143
Causa Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,642	1,902
Marcus A. Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	5,245	5,692
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	915	987
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	660	712
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	1,266	1,365
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, plant and equipment	1,205	1,300

Guarantees that do not commit assets recognized in the Financial Statements:

			Committed assets		Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	03.31.2022	12.31.2021
					CLP (000’s)	CLP (000’s)
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,801,235	1,593,498
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	4,785,027	4,717,824
Federal government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	173,400,222	153,491,717
State government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	75,839,140	64,725,638
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Guarantor	3,326,354	3,027,291
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	3,775,416	3,390,177
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	3,491	-
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	476,687	637,631

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of the closing date of these financial statements, the Company maintains all its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to six contracts for own issued Chilean local bonds at a fixed rate, which currently have an outstanding balance of UF 15.45 million denominated in UF (“UF”), debt indexed to inflation in Chile (Company sales are correlated with the UF variation), of which five of these Local Bonds have been redenominated through Cross Currency Swaps to Chilean Pesos (CLP).

On the other hand, there is also the Company’s indebtedness on the international market through two 144A/RegS Bonds at a fixed rate, one for USD 365 million, denominated in dollars, and practically 100% of which has been re-denominated to BRL through Cross Currency Swaps, and another one for USD 300 million denominated in USD, and practically 100% of which has been re-denominated to Unidades de Fomento (UF) through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a)	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 283 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.	Sale Interruption

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.	Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.	Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A. (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b)	Financial investments

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a)            Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

	USD/CLP	BRL/CLP	ARS/CLP	PGY/CLP
Currency variation at closing	-6.7%	+9.9%	-13.7%	-7.3%

	Brazil	Argentina	Paraguay
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Total assets	921,490,230	334,264,478	329,106,496
Total liabilities	646,726,455	111,400,169	45,544,958
Net investment	274,763,775	222,864,309	283,561,538
Share on income	20.6%	24.3%	8.5%

-5% variation impact on currency translation
Impact on results for the period	(279,358)	(745,082)	(634,542)
Impact on equity at closing	(13,083,989)	(10,612,586)	(13,502,930)

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

b) Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates up to 12-month forward horizon.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company’s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years, with interest calculated for each period:

	Payments on the year of maturity
Item	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank debt	40,222	81,111	4,081,333	-	-
Bonds payable	16,045,983	301,253,320	14,246,037	14,890,805	662,296,417
Lease obligations	7,768,792	1,815,513	4,960,379	1,994,164	7,013,897
Contractual obligations (1)	77,855,418	11,478,128	7,263,787	5,150,000	4,950,895
Total	101,710,415	314,628,072	30,551,536	22,034,969	674,261,209

(1) Agreements that the Andina Group has with collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in information technology services, commitments of the company with its franchisor to make investments or expenses related to the development of the franchise, support services to personnel, security services, maintenance services of fixed assets, purchase of inputs for production, among others.

COVID-19-Related Risk

As a result of the impact that COVID-19 is having in different countries around the world, including its outbreak in the region where we operate, Coca-Cola Andina is adopting measures necessary to protect its collaborators and to ensure the continuity of the Company’s operations.

Among the measures it has adopted to protect its collaborators are the following:

•	campaign to educate our collaborators on actions to be taken to avoid the spread of COVID-19;

•	sending home any collaborator that has been exposed to the virus;

•	implementation of additional cleaning protocols for our facilities;

•	modifying certain work practices and activities, keeping customer service:

-	home office has been implemented for those positions where work can be performed remotely

•	providing personal protective equipment to all our collaborators who need to keep working at plants and distribution centers, as well as to truck drivers and assistants, including face masks and sanitizers.

•	We developed a plan to promote and encourage voluntary vaccination of our own employees and direct third parties, with weekly monitoring of the evolution of the vaccination status at the regional level.

•	In our plants and distribution centers, we established a preventive protocol for the application of COVID-19 PCR and antigen tests to detect and isolate infected people and identify close contacts.

Since mid-March 2020, governments of the countries where the Company operates, have adopted several measures to reduce infection rates of COVID-19. Among these measures are, the total or partial closing of schools, universities, shopping centers, restaurants and bars, prohibiting social gathering events, issuing stay-at-home orders and establishing quarantine requirements, imposing additional sanitary requirements on exports and imports, and limiting international travel and closing borders. Governments in the countries where we operate have also announced economic stimulus programs for families and businesses, including in Argentina a restriction on workforce reductions. To date, none of our plants has had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed and eliminated by the authorities in the four countries where we operate, we continue to see certain volatility in our sales across channels. During this quarter, at a consolidated level, we have not observed significant changes in the relative share of our sales channels, with respect to the previous quarter. Because the pandemic and the actions taken by governments are changing very rapidly, we believe it is too early to draw conclusions regarding changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to uncertainties regarding the COVID-19 pandemic and the above-mentioned government restrictions, including how long these conditions may persist, and the effects they will have on our sales volumes and our business in general, we cannot accurately predict the ultimate financial impact from these new trends. In any event, we estimate that the Company will not face liquidity constraints. We do not anticipate any significant provisions or impairments at this time.

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2022	01.01.2021
Description	03.31.2022	03.31.2021
	CLP (000’s)	CLP (000’s)
Direct production costs	(337,253,794)	(275,069,875)
Payroll and employee benefits	(78,181,137)	(63,346,748)
Transportation and distribution	(56,529,261)	(41,690,572)
Advertisement	(6,408,722)	(9,717,383)
Depreciation y amortization	(25,958,600)	(22,818,732)
Repairs and maintenance	(7,451,454)	(6,139,454)
Other expenses	(17,026,359)	(11,118,668)
Total (1)	(528,809,327)	(429,901,432)

(1)	Corresponds to the addition of cost of sales, administrative expenses and distribution costs

26 – OTHER INCOME

Other income by functio is detailed as follows:

	01.01.2022	01.01.2021
Description	03.31.2022	03.31.2021
	CLP (000’s)	CLP (000’s)
Gain on disposal of Property, plant and equipment	4,328	57,669
Others	170,164	171,974
Total	174,492	229,643

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2022	01.01.2021
Description	03.31.2022	03.31.2021
	CLP (000’s)	CLP (000’s)
Contingencies and associated non-operating fees	(2,555,135)	(2,353,825)
Tax on bank debts and other bank expenses	(1,420,254)	(1,044,784)
Write-offs, disposal and loss (earnings) from Property, plant and equipment	21,005	70,040
Others	(48,297)	(142,569)
Total	(4,002,681)	(3,471,138)

28 – FINANCIAL INCOME AND COSTS

Financial income and costs are detailed as follows:

a)	Financial income

	01.01.2022	01.01.2021
Description	03.31.2022	03.31.2021
	CLP (000’S)	CLP (000’S)
Interest income	9,540,011	2,820,106
Ipiranga purchase warranty restatement	6,009	1,158
Recovery of PIS credit and COFINS (1)	761,935	179,306
Other financial income	997,505	813,897
Total	11,305,460	3,814,467

(1)	See Note 6 for more information on recovery.

b)	Financial costs

	01.01.2022	01.01.2021
Description	03.31.2022	03.31.2021
	CLP (000’S)	CLP (000’S)
Bond interest	(12,431,300)	(11,820,190)
Bank loan interest	(68,612)	(141,517)
Lease interest	(489,196)	(366,944)
Other financial costs	(625,368)	(558,640)
Total	(13,614,476)	(12,887,291)

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2022	01.01.2021
Description	03.31.2022	03.31.2021
	CLP (000’S)	CLP (000’S)
Other gains (losses)	-	-
Total	-	-

30 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Cash and cash equivalent	389,737,836	304,312,020
USD	14,445,217	13,640,823
EUR	2,098,590	2,838,102
CLP	226,037,974	176,278,025
BRL	52,048,345	56,272,827
ARS	47,711,990	22,425,407
PGY	47,395,720	32,856,836

Other current financial assets	125,533,593	195,470,749
CLP	125,468,216	194,834,125
BRL	11,221	140,544
ARS	48,065	481,148
PGY	6,091	14,932

Other non-current financial assets	27,673,039	14,719,104
USD	1,813,371	1,141,780
EUR	35,445	77,526
UF	266,116	256,912
CLP	11,182,585	6,282,535
BRL	2,336,743	1,183,076
ARS	9,608,059	3,831,513
PGY	2,430,720	1,945,762

Trade debtors and other accounts payable	259,856,113	265,490,626
USD	3,515,423	2,347,439
UF	89,173	69,142
CLP	154,793,705	147,478,959
BRL	74,399,995	76,173,944
ARS	23,052,607	32,330,010
PGY	4,005,210	7,091,132

Accounts receivable related entities	14,928,239	9,419,050
CLP	14,073,573	6,674,178
BRL	97,602	87,865
ARS	757,064	2,657,007

Inventory	205,063,248	191,350,206
CLP	89,610,013	77,225,374
BRL	53,342,675	44,848,239
ARS	49,187,799	54,376,217
PGY	12,922,761	14,900,376

Current tax assets	10,494,717	10,224,368
CLP	593,090	5,574,826
BRL	9,901,627	4,649,542

Total current assets	1,033,286,785	990,986,123
USD	19,774,011	17,130,042
EUR	2,134,035	2,915,628
UF	355,289	326,054
CLP	621,759,156	614,348,022
BRL	192,138,208	183,356,037
ARS	130,365,584	116,101,302
PGY	66,760,502	56,809,038

NON-CURRENT ASSETS	03.31.2022	12.31.2021
	CLP (000’s)	CLP (000’s)
Other non-current assets	223,967,988	296,632,012
UF	54,977,987	34,239,224
CLP	3,478,322	55,469,858
BRL	151,794,305	192,844,909
ARS	13,717,374	14,078,021

Other non-current, non-financial assets	68,726,541	70,861,616
USD	111,483	673,524
CLP	429,315	419,910
BRL	64,740,284	66,621,741
ARS	2,235,301	1,836,280
PGY	1,210,158	1,310,161

Non-current accounts receivable	187,237	126,464
UF	3,933	7,089
CLP	146,699	76,649
PGY	36,605	42,726

Non-current accounts receivable related entities	98,940	98,941
CLP	98,940	98,941

Investments accounted for using the equity method	94,893,523	91,489,194
CLP	53,317,743	52,519,699
BRL	41,575,780	38,969,495

Intangible assets other than goodwill	662,089,516	659,631,543
CLP	310,937,870	311,086,862
BRL	175,339,253	159,307,806
ARS	7,416,046	7,560,882
PGY	168,396,347	181,675,993

Goodwill	122,588,696	118,042,900
CLP	9,523,767	9,523,767
BRL	66,840,099	60,830,705
ARS	39,076,507	39,976,392
PGY	7,148,323	7,712,036

Property, plant and equipment	726,834,117	716,379,127
EUR	344,959	404,450
CLP	271,511,812	273,812,253
BRL	229,160,049	201,527,151
ARS	145,402,416	152,227,991
PGY	80,414,881	88,407,282

Deferred tax assets	1,592,933	1,858,727
CLP	1,592,933	1,858,727

Total non-current assets	1,900,979,491	1,955,120,524
USD	111,483	673,524
EUR	344,959	404,450
UF	54,981,920	34,246,313
CLP	651,037,401	704,866,666
BRL	729,449,770	720,101,807
ARS	207,847,644	215,679,566
PGY	257,206,314	279,148,198

	03.31.2022			12.31.2021
CURRENT LIABILITIES	Up to 90 days	90 days up to 1 year	Total	Up to 90 days	90 days up to 1 year	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Other current financial liabilities	11.790.921	30.258.232	42.049.153	10.887.752	36.875.287	47.763.039
USD	194.745	1.587.644	1.782.389	233.993	8.329.598	8.563.591
UF	10.045.927	6.522.234	16.568.161	9.155.688	10.086.725	19.242.413
CLP	874.874	14.343.438	15.218.312	923.663	13.491.768	14.415.431
BRL	431.636	4.750.873	5.182.509	413.835	1.381.397	1.795.232
ARS	181.510	1.842.271	2.023.781	94.094	2.272.643	2.366.737
PGY	62.229	1.211.772	1.274.001	66.479	1.313.156	1.379.635

Current trade accounts and other accounts payable	305.943.135	8.521.382	314.464.517	312.643.627	14.765.580	327.409.207
USD	22.144.548	504.460	22.649.008	20.438.936	1.309.678	21.748.614
EUR	1.898.667	1.435.833	3.334.500	6.093.006	-	6.093.006
UF	2.407.760	-	2.407.760	2.359.381	-	2.359.381
CLP	149.628.302	6.581.089	156.209.391	142.370.837	13.455.902	155.826.739
BRL	65.536.603	-	65.536.603	74.142.872	-	74.142.872
ARS	51.686.287	-	51.686.287	52.030.144	-	52.030.144
PGY	12.640.968	-	12.640.968	15.208.451	-	15.208.451

Current accounts payable to related entities	64.645.157	-	64.645.157	56.103.461	-	56.103.461
CLP	39.750.060	-	39.750.060	29.349.401	-	29.349.401
BRL	22.419.526	-	22.419.526	16.799.532	-	16.799.532
ARS	2.426.911	-	2.426.911	9.893.495	-	9.893.495
PGY	48.660	-	48.660	61.033	-	61.033

Other current provisions	1.127.800	246.357	1.374.157	1.082.929	445.950	1.528.879
CLP	1.127.800	208.011	1.335.811	1.082.929	404.580	1.487.509
PGY	-	38.346	38.346	-	41.370	41.370

Current tax liabilities	27.294.514	25.010.314	52.304.828	20.733.623	9.779.164	30.512.787
CLP	26.217.692	5.414.206	31.631.898	20.038.643	8.452	20.047.095
ARS	1.076.822	16.763.707	17.840.529	694.980	8.524.083	9.219.063
PGY	-	2.832.401	2.832.401	-	1.246.629	1.246.629

Current employee benefit provisions	17.504.666	5.641.464	23.146.130	13.434.697	21.577.375	35.012.072
CLP	889.638	3.945.036	4.834.674	1.181.717	7.327.637	8.509.354
BRL	9.646.416	-	9.646.416	11.649.154	-	11.649.154
ARS	6.968.612	255.015	7.223.627	603.826	12.529.323	13.133.149
PGY	-	1.441.413	1.441.413	-	1.720.415	1.720.415

Other current non-financial liabilities	831.129	18.501.313	19.332.442	612.391	30.625.443	31.237.834
CLP	823.761	18.374.807	19.198.568	612.391	30.472.381	31.084.772
ARS	7.368	5.122	12.490	-	18.234	18.234
PGY	-	121.384	121.384	-	134.828	134.828

Total current liabilities	429.137.322	88.179.062	517.316.384	415.498.480	114.068.799	529.567.279
USD	22.339.293	2.092.104	24.431.397	20.672.929	9.639.276	30.312.205
EUR	1.898.667	1.435.833	3.334.500	6.093.006	-	6.093.006
UF	12.453.687	6.522.234	18.975.921	11.515.069	10.086.725	21.601.794
CLP	219.312.127	48.866.587	268.178.714	195.559.581	65.160.720	260.720.301
BRL	98.034.181	4.750.873	102.785.054	103.005.393	1.381.397	104.386.790
ARS	62.347.510	18.866.115	81.213.625	63.316.539	23.344.283	86.660.822
PGY	12.751.857	5.645.316	18.397.173	15.335.963	4.456.398	19.792.361
Other Currencies	22.339.293	2.092.104	24.431.397	-	-	-

	03.31.2022				12.31.2021
NON-CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Other non-current financial liabilities	35,228,049	310,765,512	677,065,964	1,023,059,525	35,164,178	331,118,858	674,765,936	1,041,048,972
USD	1,400,125	287,798,747	230,928,539	520,127,411	1,726,426	308,546,732	247,094,136	557,367,294
UF	30,423,579	15,525,355	431,367,880	477,316,814	29,821,850	15,453,105	423,470,818	468,745,773
CLP	-	4,000,000	10,588,990	14,588,990	602,887	4,000,000	-	4,602,887
BRL	3,223,244	3,441,410	4,180,555	10,845,209	2,926,876	3,119,021	4,200,982	10,246,879
ARS	181,101	-	-	181,101	86,139	-	-	86,139

Non-current accounts payable	1,233,033	-	-	1,233,033	256,273	-	-	256,273
CLP	1,233,033	-	-	1,233,033	256,273	-	-	256,273

Accounts payable related entities	12,699,497	-	-	12,699,497	11,557,723	-	-	11,557,723
BRL	12,699,497	-	-	12,699,497	11,557,723	-	-	11,557,723

Other non-current provisions	1,751,727	60,919,130	-	62,670,857	1,917,655	53,965,872	-	55,883,527
BRL	-	60,919,130	-	60,919,130	-	53,965,872	-	53,965,872
ARS	1,751,727	-	-	1,751,727	1,917,655	-	-	1,917,655

Deferred tax liabilities	19,054,977	40,897,206	105,412,780	165,364,963	21,365,277	35,470,702	111,618,848	168,454,827
CLP	3,496,898	1,990,907	90,044,422	95,532,227	3,619,149	1,845,868	95,076,888	100,541,905
BRL	-	38,906,299	-	38,906,299	-	33,624,834	-	33,624,834
ARS	15,558,079	-	-	15,558,079	17,746,128	-	-	17,746,128
PGY	-	-	15,368,358	15,368,358	-	-	16,541,960	16,541,960

Non-current employee benefit provisions	1.317.904	68,956	12,673,932	14,060,792	1,329,992	62,456	12,747,222	14,139,670
CLP	691,353	68,956	12,673,932	13,434,241	629,798	62,456	12,747,222	13,439,476
PGY	626,551	-	-	626,551	700,194	-	-	700,194

Other non-financial liabilities	21,885	29,118,521	-	29,140,406	21,113	23,763,704	-	23,784,817
BRL	-	29,118,521	-	29,118,521	-	23,763,704	-	23,763,704
ARS	21,885	-	-	21,885	21,113	-	-	21,113

Total non-current liabilities	71,307,072	441,769,325	795,152,676	1,308,229,073	71,612,211	444,381,592	799,132,006	1,315,125,809
USD	1,400,125	287,798,747	230,928,539	520,127,411	1,726,426	308,546,732	247,094,136	557,367,294
UF	30,423,579	15,525,355	431,367,880	477,316,814	29,821,850	15,453,105	423,470,818	468,745,773
CLP	5,421,284	6,059,863	113,307,344	124,788,491	5,108,107	5,908,324	107,824,110	118,840,541
BRL	15,922,741	132,385,360	4,180,555	152,488,656	14,484,599	114,473,431	4,200,982	133,159,012
ARS	17,512,792	-	-	17,512,792	19,771,035	-	-	19,771,035
PGY	626,551	-	15,368,358	15,994,909	700,194	-	16,541,960	17,242,154

31 – ENVIRONMENT (non-audited)

The Company has made disbursements for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	2022 period		Future commitments
		Capitalized to		To be Capitalized to
Country	Recorded as Expenses	Property, plant and equipment	To be Recorded as Expenses	Property, plant and equipment
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chile	574,738	-	-	-
Argentina	29,142	597	-	-
Brazil	286,895	50,885	1,538,970	1,527,321
Paraguay	37,183	-	-	-
Total	927,958	51,482	1,538,970	1,527,321

32 – SUBSEQUENT EVENTS

At the General Shareholders’ Meeting held on April 13, 2022, it was resolved to distribute a Dividend No. 221, payable in Chilean pesos, in the amount of CLP 189 per Series A share and CLP 207.9 per Series B share.

This dividend will be paid beginning April 26, 2022, to shareholders registered in the Shareholders’ Registry at midnight on April 20, 2022.

No other events have occurred subsequent to March 31, 2022 that may significantly affect the Company’s consolidated financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer

Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, May 13, 2022